April 1, 2019

Jeff Long

Sr. Staff Accountant

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Arrow Investments Trust, File Nos. 333-178164 and 811-22638 and

Arrow ETF Trust, File Nos. 333-177651 and 811-22624

Dear Mr. Long:

On March 4, 2019 you provided verbal comments to me with respect to certain prospectus and shareholder report filings for certain series (each, a “Fund”) of Arrow Investments Trust and Arrow ETF Trust (each, a “Registrant” and collectively, the “Registrants”) as described below. Please find below the applicable Registrant’s responses to those comments, which the Registrants have authorized Thompson Hine LLP to make on their behalf.

Arrow DWA Tactical Fund and DWA Tactical ETF Annual Shareholder Reports for the Period Ended July 31, 2018 (the “DWA Tactical Annual Reports”) included in the Forms N-CSR Filed on October 11, 2018

Comment 1. In the DWA Tactical Annual Reports, the text below the performance table on page 6 (for DWA Tactical Fund) and 3 (for DWA Tactical ETF) notes that the Fund’s primary benchmarks changed from the S&P 500 Index and Barclays U.S. Aggregate Bond Index to the PCM Global Macro Index (the “PCM Index”). Please explain how the PCM Index is a “broad-based securities market index” as defined in Instruction 5 to Item 27(b) (7) of Form N-1A.

Response. As defined in Form N-1A, “an ‘appropriate broad-based securities market index’ is one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The PCM Index is administered by Provident Capital Management, Inc., which is not an affiliate of the Fund, its investment adviser, or principal underwriter. Based on available SEC guidance discussed below regarding the meaning of “broad-based,” the Registrant believes the PCM Index is consistent with the applicable requirements of Form N-1A.

The SEC has stated that “[a] broad-based index is one that provides investors with a performance indicator of the overall applicable stock or bond markets, as appropriate,” adding that “[an] index would not be considered to be broad-based if it is composed of securities of firms in a particular industry or group of related industries.”[1] Furthermore, in response to commenters arguing that the wide range funds and investment strategies makes selecting an

[1]	Final Rule: Disclosure of Mutual Fund Performance and Portfolio Managers, SEC Release No. IC-19382 (Apr. 6, 1993) (“1993 Release”) at note 21 and accompanying text.

4848-3484-4809.3

April 1, 2019

index difficult, the SEC noted that the rule “gives a fund considerable flexibility in selecting a broad-based index that it believes best reflects the market(s) in which it invests.”[2] The SEC reiterated this point in later releases, stating that the “purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative to the market.”[3]

As noted on page 3 of the DWAT Annual Report, the PCM Index is an actively managed quantitative index that has an absolute, total-return approach which offers exposure to broad based equities, fixed income, currencies and commodities. The PCM Index is comprised of a broad set of asset classes including global equities, fixed income, major currencies, precious metals, and commodity ETFs, and is not composed of securities of firms in a particular industry or group of related industries. As such, the Registrant believes that the PCM Index best reflects the markets in which the Fund invests. Therefore, the Registrant believes that the PCM Index is a “broad-based securities market index” as defined in Instruction 5 to Item 27(b) (7) of Form N-1A.

Arrow Dogs of the World ETF Annual Shareholder Report for the Period Ended July 31, 2018 (the “DOGS Annual Report”) included in the Form N-CSR Filed on October 11, 2018

Comment 2. The chart on page 3 of the DOGS Annual Report showing the growth of $10,000 compares the fund’s performance to that of the AI Dogs of the World Index ex US Total Return Index. Please explain how that index is a “broad-based securities market index” as defined in Instruction 5 to Item 27(b)(7) of Form N-1A, or include a comparison to a broad-based securities market index as required by the form.

Response. The Registrant will update the line graph in subsequent filings to show, in addition to the AI Dogs of the World Index US Total Return Index, the MSCI ACWI Ex USA Index (USD), which meets the definition of “broad-based securities market index” as defined in Instruction 5 to Item 27(b)(7) of Form N-1A.

Arrow DWA Country Rotation ETF Annual Shareholder Report for the Period Ended July 31, 2018 (the “DWCR Annual Report”) included in the Form N-CSR Filed on October 11, 2018

Comment 3. The chart on page 3 of the DWCR Annual Report showing the growth of $10,000 compares the fund’s performance to that of the Dorsey Wright Country and Stock Momentum Index (the “Dorsey Wright Index”). Please explain how that index is a “broad-based securities market index” as defined in Instruction 5 to Item 27(b)(7) of Form N-1A, or include a comparison to a broad-based securities market index as required by the form.

Response. As noted in the response to comment 1, above, as defined in Form N-1A, “an ‘appropriate broad-based securities market index’ is one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Dorsey Wright Index is administered by

[2]        See 1993 Release, supra note 1, at Section I.C.3.

[3]        See, e.g., New Form N-1A Adopting Release, SEC Rel. No. 23064 (Feb. 10, 1998).

April 1, 2019

Dorsey, Wright & Associates, which is not an affiliate of the Fund, its investment adviser, or principal underwriter. Based on available SEC guidance discussed above in response to comment 1 regarding the meaning of “broad-based,” the Registrant believes the Dorsey Wright Index is consistent with the applicable requirements of Form N-1A. Specifically, the Dorsey Wright Index is not composed of securities of firms in a particular industry or group of related industries and best reflects the markets in which the Fund invests. Nevertheless, to provide additional information to shareholders regarding the Fund’s performance and consistent with the use of additional indices permitted by instruction 6 to Item 27(b)(7) of Form N-1A, the Fund will include the performance of the MSCI ACWI Ex USA Index (USD) (which also would meet the definition of “broad-based securities market index” as defined in Instruction 5 to Item 27(b)(7) of Form N-1A), in the growth of $10,000 chart in subsequent filings.

Arrow Reserve Capital Management ETF Semi-Annual Shareholder Report for the Period Ended July 31, 2018 (the “ARCM Semi-Annual Report”) included in the Form N-CSRS Filed on October 11, 2018

Comment 4. The staff cannot reconcile the coupon rate in the Portfolio of Investments beginning on page 2 of the ARCM Semi-Annual Report with the stated spread for bonds that have interest rates of Libor plus a spread. For example, the bonds issued by Ford Motor Credit Co LLC with principal amounts of $635,000, $247,000 and $600,000 appear to show different rates for 3 month Libor (2.341%, 2.339% and 2.326%, respectively) when backing out the stated spread of 0.93%, 1.00% and 0.79% from the stated coupon rate in the “Coupon Rate (%)” column. Please explain the discrepancies or whether the coupon rate amounts are correct.

Response. The coupon for the $650,000 Ford Motor Credit Co LLC bond should have been disclosed as 3.293% rather than 3.271%, which was reported in the ARCM Semi-Annual Report. This will be corrected in future reports for this holding. In general, the reason that the calculations to a 3 month Libor rate are different are because these are floating rate securities and each of them have different reset dates.

Arrow Dogs of the World ETF Prospectus Fee Table (the “DOGS Fee Table”) included in the Forms 497 and 497K filed on January 10, 2019

Comment 5. In the DOGS Fee Table, the amount of expenses excluded from the cap appears to be fairly high. The fund has an expense cap of 0.65% and a net expense ratio of 2.04%. When AFFE of 0.40% is subtracted from 2.04%, that results in 1.64%, which is 0.99% higher than the expense cap. Please explain what these expenses are and if the amounts in the fee table are correct. If the amounts are correct, consider breaking out excluded expenses in prospectus fee tables showing the categories of excluded expenses going forward.

Response. The 0.99% amount referenced above is attributable to foreign custody transaction costs and foreign account set-up fees that are excluded from the expense cap. In subsequent annual updates of its prospectus, the Fund will specify the nature of these fees in a footnote to the fee table.

April 1, 2019

Arrow QVM Equity Factor ETF (“QVM”) and Arrow Dow Jones Global Yield ETF (“GYLD”) Semi-Annual Shareholder Reports (collectively, the “QVM and GYLD Semi-Annual Reports”) for the Period Ended July 31, 2018 included in the Forms N-CSR Filed on October 11, 2018

Comment 6. Each Fund showed return of capital distributions in the QVM and GYLD Semi-Annual Reports for the year ended 1/31/18. Please confirm these Funds complied with Section 19 of the 1940 Act and Rule 19a-1 thereunder with respect to return of capital distributions, which generally requires a “Section 19(a) notice” accompany a distribution to the extent it is expected to contain non-income components.

Response. Both Funds complied with Section 19(a) and Rule 19a-1 thereunder with respect to their distributions that included a return of capital. GYLD provided shareholders with the required notices showing estimated amounts of return of capital for applicable distributions during the period. For QVM, it was not known until after distributions were paid that they contained a return of capital component. Shareholders received notice of this determination in QVM’s annual report for the year ended January 31, 2018.

Arrow Dow Jones Global Yield ETF, Prospectus dated June 1, 2018

Comment 7. The Fund’s prospectus discloses a unitary fee whereby the adviser pays substantially all expenses of the Fund, including the costs of transfer agency, custody, fund administration, legal, audit, and other services, and Independent Trustees’ fees. Please confirm that the adviser is current on any such payments that are payable under the unitary fee.

Response. The Registrant confirms that the adviser is current on all such payments that are payable under the unitary fee.

* * * * *

If you have any questions or additional comments, please call the undersigned at (202) 263-4169 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ Christopher D. Carlson

Christopher D. Carlson